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12011249

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

SEC Mail Processing Section
FEB 27 2012
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-45718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-11 AND ENDING 31-Dec-11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Commonwealth Financial Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Cohasset Lane
(No. and Street)

Cherry Hill	**NJ**	**08003**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Laine **856-751-5220**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
03 REGISTRATIONS BRANCH

OATH OR AFFIRMATION

I, Jeff Laine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Financial Group, Inc., as of December 31, 2011, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARIANNE T. LAINE
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES SEPT. 27 2012

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholder,
Commonwealth Financial Group, Inc.

We have audited the accompanying statement of financial condition of Commonwealth Financial Group, Inc. as of December 31, 2011 and the related statement of operations and changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Financial Group, Inc. as of December 31, 2011 and the related statements of operations and changes in shareholder's equity, and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Donahue Associates LLC

Monmouth Beach, New Jersey
February 20, 2012

Commonwealth Financial Group, Inc.
Balance Sheet
As of December 31, 2011

ASSETS	
Current assets:	
Cash & cash equivalents	$38,035
Accounts receivable	3,201
Total Assets	$41,236
LIABILITIES & SHAREHOLDER'S EQUITY	
Current liabilities:	
Accounts payable & accrued expenses	$13,261
Total Current Liabilities	$13,261
Shareholder's Equity:	
Common stock: 1,000 shares authorized, stated value $1	
1,000 shares issued and outstanding	$1,000
Additional paid in capital	27,130
Retained deficit	(155)
Shareholder's equity	27,975
Total Liabilities & Shareholder's Equity	$41,236

Please see the notes to the financial statements.

Commonwealth Financial Group, Inc.
Statement of Operations
For the Year Ended December 31, 2011

Revenues	$116,442
General and administrative expenses:	
Salary expense	$45,346
Insurance expense	17,290
General administration	55,899
Total general and administrative expenses	118,535
Loss from operations	($2,093)
Other income:	
Unrealized gain on investments	174
Interest income	11
Net loss before income tax provision	($1,908)
Provision for income taxes	0
Net loss	($1,908)

Please see the notes to the financial statements.

Commonwealth Financial Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2011

Operating activities:	
Net loss	($1,908)
Adjustments to reconcile net loss items not requiring the use of cash:	
Unrealized loss	(174)
Changes in other operating assets and liabilities:	
Accounts receivable	(903)
Accounts payable & accrued expenses	137
Net cash used by operations	($2,848)
Investing activities:	
Sale of investment	$9,191
Net cash provided by investing activities	9,191
Net increase in cash during the fiscal year	$6,343
Cash at December 31, 2010	31,692
Cash at December 31, 2011	$38,035
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

Commonwealth Financial Group, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2011

	Common Shares	Common Value	Paid in Capital	Retained Earnings	Total Equity
Balance at December 31, 2010	1,000	$1,000	$27,130	$1,753	$29,883
Net loss				(1,908)	(1,908)
Balance at December 31, 2011	1,000	$1,000	$27,130	($155)	$27,975

Please see the notes to the financial statements.

Commonwealth Financial Group, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2011

1. Organization

Commonwealth Financial Group, Inc. (the Company) is a privately held corporation formed in Virginia in 1993 for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA). The Company sells various investments to individual clients located in the United States.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission Revenues- Commission revenues and related fees are recorded when they become due and the Company is reasonably assured of their collection.

Cash and cash equivalents- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company accounts for income taxes in accordance with the Statement of Accounting Standards No. 109 (SFAS No. 109), "*Accounting for Income Taxes*". SFAS No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

3. Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, advances receivable, investments at fair market value, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2011.

4. Related Party Transactions

During fiscal year 2011, the Company's sole shareholder and chief executive officer provided office space to the Company at no cost.

5. Income Tax

Provision for income taxes is comprised of the following:

Net loss before provision for income taxes	($1,908)
Current tax expense:	
Federal	$0
State	0
Total	$0

A reconciliation of provision for income taxes at the statutory rate to provision for income taxes at the Company's effective tax rate is as follows:

Statutory U.S. federal rate	15%
Statutory state and local income tax	10%
Less tax loss carryforward	-25%
Effective rate	0%

Deferred tax loss carry forward	$477
Less allowance for recoverability	(477)
Net deferred tax benefit	$0

6. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows. There was no material differences between net capital as per this report and the net capital previously filed.

CREDIT:	
Shareholders' equity	$27,975
DEBITS:	
Non-allowable assets:	
Accounts receivable	(3,201)
NET CAPITAL	$24,774
Less haircuts on securities	0
ADJUSTED NET CAPITAL	$24,774
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$19,774
AGGREGATE INDEBTEDNESS:	$13,261
AGGREGATE INDEBTEDNESS TO NET CAPITAL	53.53%
Excess net capital previously reported	$19,774
Less adjustments	0
Excess net capital per audited report	$19,774

7. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2011 through the date of this report and found no material subsequent events reportable during this period.

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Shareholders
Commonwealth Financial Group, Inc.

In planning and performing our audit of the financial statements of Commonwealth Financial Group, Inc. for the year ended December 31, 2011, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2011 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2011, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we assessed the Company's revenues for the fiscal years and determined that no report on the Assessments and Payments to the Securities Investor Protection Corporation is required.

Donohue Associates, LLC

Monmouth Beach, N.J.
February 20, 2012